Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH AMP

Reference is made to the announcements of the Company dated 25 April 2014 and 29 May 2014 and the circular of the Company dated 13 May 2014 in relation to the existing framework agreements entered into by each of the Company, Pension Company, CLIC and CLP&C with AMP. Such agreements will expire on 31 December 2016.

The Board wishes to announce that, after expiry of the existing framework agreements, the Company, Pension Company, CLIC and CLP&C propose to continue the daily transactions with AMP, which mainly include the subscription and redemption of fund products, sales agency services and asset management for specific clients. As such, the Company, Pension Company, CLIC and CLP&C propose to enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the CLP&C Framework Agreement with AMP, respectively.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. CLP&C, held as to 60% and 40% by CLIC and the Company respectively, is an associate of CLIC, and is therefore also a connected person of the Company. As such, the CLIC Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the CLIC Group Transactions are more than 5%, the CLIC Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

AMC, a non-wholly owned subsidiary of the Company, is held as to 40% by CLIC and is therefore a connected subsidiary of the Company. AMP is a non-wholly owned subsidiary of AMC and is therefore also a connected subsidiary of the Company. As such, the Listco Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the Listco Group Transactions are more than 5%, the Listco Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Alliance Capital Partners Limited, a corporation licensed to carry out business in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto).

The Company will convene an extraordinary general meeting to seek approval from the Independent Shareholders in respect of the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto). A circular containing, among other things, the details of the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the CLP&C Framework Agreement, a letter of recommendation from the Independent Board Committee to the Independent Shareholders, and a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the shareholders on or about 11 November 2016.

In view of CLIC’s interests in the Listco Group Transactions and the CLIC Group Transactions, CLIC and its associates will abstain from voting at the extraordinary general meeting to approve the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto).

The parties will enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the CLP&C Framework Agreement after the approval from the Independent Shareholders is obtained at the extraordinary general meeting.

BACKGROUND

Reference is made to the announcements of the Company dated 25 April 2014 and 29 May 2014 and the circular of the Company dated 13 May 2014 in relation to the existing framework agreements entered into by each of the Company, Pension Company, CLIC and CLP&C with AMP. Such agreements will expire on 31 December 2016.

The Board wishes to announce that, after expiry of the existing framework agreements, the Company, Pension Company, CLIC and CLP&C propose to continue the daily transactions with AMP, which mainly include the subscription and redemption of fund products, sales agency services and asset management for specific clients. As such, the Company, Pension Company, CLIC and CLP&C propose to enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the CLP&C Framework Agreement with AMP, respectively.

The parties will enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the CLP&C Framework Agreement after the approval from the Independent Shareholders is obtained at the extraordinary general meeting.

COMPANY FRAMEWORK AGREEMENT

Parties

The Company

AMP

Scope of Transactions

Under the Company Framework Agreement, the Company and AMP will enter into certain daily transactions, including:

(a)	subscription and redemption of fund products: the Company will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. The Company will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(b)	sales agency services: AMP, as a fund manager, will entrust the Company to act as its agent to sell the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities) on normal commercial terms, and pay to the Company the fees in connection with the sales agency services as permitted by laws and regulations, including the sales commission fee and the client maintenance fee.

(c)	asset management for specific clients: subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the insurance and fund industries, AMP will, as an asset manager of the Company and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of the Company.

(d)	other daily transactions permitted by laws and regulations: including but not limited to, purchase of insurance products by AMP from the Company and other daily transactions between the parties as permitted by laws and regulations, such as leasing of assets, mutual provision of information system services and promotional and referral services, as well as mutual provision of other services as may be contemplated by the parties from time to time.

Pricing and Payment

Pricing of the transactions under the Company Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)	subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and the Company shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of the Company’s subscription of the fund units, the Company shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of the Company’s redemption of the fund units, AMP shall pay to the Company the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)	sales agency services: AMP shall pay to the Company the sales commission fee based on the amount of the funds sold by the Company and at the rate prescribed in the relevant fund sale contract, and the client maintenance fee based on the daily retention amount of the funds sold by the Company and at the rate prescribed in the relevant fund sale contract. The sales commission fee and the client maintenance fee shall be determined with reference to market standards, industry practices and rates of sales agency services with independent third parties with respect to similar fund products. AMP shall pay to the Company the sales commission fee and the client maintenance fee on a monthly or quarterly basis in accordance with the relevant fund sale contract.

(c)	asset management for specific clients: the Company shall pay to AMP the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The management fee shall be calculated on a daily basis from the commencement date of the operations of the assets, and shall be paid by the Company to AMP every six months or at such time as specified in the relevant asset management contract.

(d)	other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

Term

Subject to the execution of the Company Framework Agreement by the parties and the approval of the Independent Shareholders at the extraordinary general meeting, the Company Framework Agreement shall commence on 1 January 2017 and end on 31 December 2019. During the term of the Company Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Company Framework Agreement.

Historical Figures

The historical transaction amounts of the above transactions between the Company and AMP for the two years ended 31 December 2015 and for the six months ended 30 June 2016 are as follows:

			RMB in million
	For the year ended 31 December 2014	For the year ended 31 December 2015	For the six months ended 30 June 2016

Subscription price and corresponding subscription fee for the subscription of fund products	11,460.00	3,910.01	680.00
Redemption price and corresponding redemption fee for the redemption of fund products	4,414.71	5,817.71	3,525.81
Sales commission fee and client maintenance fee payable by AMP	0	0	0
Management fee payable by the Company for the asset management for specific clients	0	1.49	3.44
Fees for other daily transactions	0.47	0.42	0

Annual Caps

The Company estimates that the annual caps for the transactions under the Company Framework Agreement for the three years ending 31 December 2019 will be as follows:

			RMB in million
	For the year ending 31 December 2017	For the year ending 31 December 2018	For the year ending 31 December 2019

Subscription price and corresponding subscription fee for the subscription of fund products	72,600.00	72,600.00	72,600.00
Redemption price and corresponding redemption fee for the redemption of fund products	72,600.00	72,600.00	72,600.00
Sales commission fee and client maintenance fee payable by AMP	700.00	800.00	900.00
Management fee and performance-based fee payable by the Company for the asset management for specific clients	300.00	400.00	500.00
Fees for other daily transactions	100.00	100.00	100.00

PENSION COMPANY FRAMEWORK AGREEMENT

Parties

Pension Company

AMP

Scope of Transactions

Under the Pension Company Framework Agreement, Pension Company and AMP will enter into certain daily transactions, including:

(a)	subscription and redemption of fund products: Pension Company will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. Pension Company will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(b)	sales agency services: after Pension Company obtains the qualification for sale of funds, AMP, as a fund manager, will entrust Pension Company to act as its agent to sell the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities) on normal commercial terms, and pay to Pension Company the fees in connection with the sales agency services as permitted by laws and regulations, including the sales commission fee and the client maintenance fee.

(c)	asset management for specific clients: subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the insurance and fund industries, AMP will, as an asset manager of Pension Company and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of Pension Company.

(d)	other daily transactions permitted by laws and regulations: including but not limited to, purchase of insurance products by AMP from Pension Company and other daily transactions between the parties as permitted by laws and regulations, such as leasing of assets, mutual provision of information system services and promotional and referral services, as well as mutual provision of other services as may be contemplated by the parties from time to time.

Pricing and Payment

Pricing of the transactions under the Pension Company Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)	subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and Pension Company shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of Pension Company’s subscription of the fund units, Pension Company shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of Pension Company’s redemption of the fund units, AMP shall pay to Pension Company the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)	sales agency services: AMP shall pay to Pension Company the sales commission fee based on the amount of the funds sold by Pension Company and at the rate prescribed in the relevant fund sale contract, and the client maintenance fee based on the daily retention amount of the funds sold by Pension Company and at the rate prescribed in the relevant fund sale contract. The sales commission fee and the client maintenance fee shall be determined with reference to market standards, industry practices and rates of sales agency services with independent third parties with respect to similar fund products. AMP shall pay to Pension Company the sales commission fee and the client maintenance fee on a monthly or quarterly basis in accordance with the relevant fund sale contract.

(c)	asset management for specific clients: Pension Company shall pay to AMP the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The management fee shall be calculated on a daily basis from the commencement date of the operations of the assets, and shall be paid by Pension Company to AMP every six months or at such time as specified in the relevant asset management contract.

(d)	other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

Term

Subject to the execution of the Pension Company Framework Agreement by the parties and the approval of the Independent Shareholders at the extraordinary general meeting, the Pension Company Framework Agreement shall commence on 1 January 2017 and end on 31 December 2019. During the term of the Pension Company Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Pension Company Framework Agreement.

Annual Caps

There were no historical transactions of a similar nature between Pension Company and AMP. The Company estimates that the annual caps for the transactions under the Pension Company Framework Agreement for the three years ending 31 December 2019 will be as follows:

			RMB in million
	For the year ending 31 December 2017	For the year ending 31 December 2018	For the year ending 31 December 2019

Subscription price and corresponding subscription fee for the subscription of fund products	10,000.00	10,000.00	10,000.00
Redemption price and corresponding redemption fee for the redemption of fund products	10,000.00	10,000.00	10,000.00
Sales commission fee and client maintenance fee payable by AMP	100.00	100.00	100.00
Management fee and performance-based fee payable by Pension Company for the asset management for specific clients	100.00	100.00	100.00
Fees for other daily transactions	100.00	100.00	100.00

CLIC FRAMEWORK AGREEMENT

Parties

CLIC

AMP

Scope of Transactions

Under the CLIC Framework Agreement, CLIC and AMP will enter into certain daily transactions, including:

(a)	subscription and redemption of fund products: CLIC will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. CLIC will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(b)	asset management for specific clients: AMP will, as an asset manager of CLIC and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of CLIC, including but not limited to the asset management in relation to fixed income portfolio, commingled portfolio, Hong Kong stock portfolio, and other portfolios managed by AMP under the entrustment of CLIC based on CLIC’s needs.

Pricing and Payment

Pricing of the transactions under the CLIC Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)	subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and CLIC shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of CLIC’s subscription of the fund units, CLIC shall pay to AMP the subscription price and the corresponding subscription fee in accordance with the relevant fund contract and prospectus; at the time of CLIC’s redemption of the fund units, AMP shall pay to CLIC the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)	asset management for specific clients: CLIC shall pay to AMP the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The calculation and payment of the management fee and the performance-based fee shall be made pursuant to the relevant asset management contract.

Term

Subject to the execution of the CLIC Framework Agreement by the parties and the approval of the Independent Shareholders at the extraordinary general meeting, the CLIC Framework Agreement shall commence on 1 January 2017 and end on 31 December 2019. During the term of the CLIC Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLIC Framework Agreement.

Historical Figures

The historical transaction amounts of the above transactions between CLIC and AMP for the two years ended 31 December 2015 and for the six months ended 30 June 2016 are as follows:

			RMB in million
	For the year ended 31 December 2014	For the year ended 31 December 2015	For the six months ended 30 June 2016

Subscription price and corresponding subscription fee for the subscription of fund products	4,380.23	6,250.00	110.00
Redemption price and corresponding redemption fee for the redemption of fund products	3,927.47	555.47	0

Annual Caps

The Company estimates that the annual caps for the transactions under the CLIC Framework Agreement for the three years ending 31 December 2019 will be as follows:

			RMB in million
	For the year ending 31 December 2017	For the year ending 31 December 2018	For the year ending 31 December 2019

Subscription price and corresponding subscription fee for the subscription of fund products	10,000.00	10,000.00	10,000.00
Redemption price and corresponding redemption fee for the redemption of fund products	10,000.00	10,000.00	10,000.00
Management fee and performance-based fee payable by CLIC for the asset management for specific clients	100.00	100.00	100.00

CLP&C FRAMEWORK AGREEMENT

Parties

CLP&C

AMP

Scope of Transactions

Under the CLP&C Framework Agreement, CLP&C and AMP will enter into certain daily transactions, including:

(a)	subscription and redemption of fund products: CLP&C will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. CLP&C will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(b)	sales agency services: after CLP&C obtains the qualification for sale of funds, AMP, as a fund manager, will entrust CLP&C to act as its agent to sell the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities) on normal commercial terms, and pay to CLP&C the fees in connection with the sales agency services as permitted by laws and regulations, including the sales commission fee and the client maintenance fee.

(c)	asset management for specific clients: subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the insurance and fund industries, AMP will, as an asset manager of CLP&C and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of CLP&C.

(d)	other daily transactions permitted by laws and regulations: including but not limited to, purchase of insurance products by AMP from CLP&C and other daily transactions between the parties as permitted by laws and regulations, such as leasing of assets, mutual provision of information system services and promotional and referral services, as well as mutual provision of other services as may be contemplated by the parties from time to time.

Pricing and Payment

Pricing of the transactions under the CLP&C Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)	subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and CLP&C shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of CLP&C’s subscription of the fund units, CLP&C shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of CLP&C’s redemption of the fund units, AMP shall pay to CLP&C the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)	sales agency services: AMP shall pay to CLP&C the sales commission fee based on the amount of the funds sold by CLP&C and at the rate prescribed in the relevant fund sale contract, and the client maintenance fee based on the daily retention amount of the funds sold by CLP&C and at the rate prescribed in the relevant fund sale contract. The sales commission fee and the client maintenance fee shall be determined with reference to market standards, industry practices and rates of sales agency services with independent third parties with respect to similar fund products. AMP shall pay to CLP&C the sales commission fee and the client maintenance fee on a monthly or quarterly basis in accordance with the relevant fund sale contract.

(c)	asset management for specific clients: CLP&C shall pay to AMP the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The management fee shall be calculated on a daily basis from the commencement date of the operations of the assets, and shall be paid by CLP&C to AMP every six months or at such time as specified in the relevant asset management contract.

(d)	other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

Term

Subject to the execution of the CLP&C Framework Agreement by the parties and the approval of the Independent Shareholders at the extraordinary general meeting, the CLP&C Framework Agreement shall commence on 1 January 2017 and end on 31 December 2019. During the term of the CLP&C Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLP&C Framework Agreement.

Historical Figures

The historical transaction amounts of the above transactions between CLP&C and AMP for the two years ended 31 December 2015 and for the six months ended 30 June 2016 are as follows:

	RMB in million
	For the year ended 31 December 2014	For the year ended 31 December 2015	For the six months ended 30 June 2016

Subscription price for the fund products	720.00	0	0
Redemption price for the fund products	726.45	0	0
Subscription fee for the fund products	0	0	0
Redemption fee for the fund products	0	0	0
Sales commission fee and client maintenance fee payable by AMP	0	0	0
Fees for other daily transactions	0.02	0.03	0

Annual Caps

The Company estimates that the annual caps for the transactions under the CLP&C Framework Agreement for the three years ending 31 December 2019 will be as follows:

	RMB in million
	For the year ending 31 December 2017	For the year ending 31 December 2018	For the year ending 31 December 2019

Subscription price for the fund products	10,000.00	10,000.00	10,000.00
Redemption price for the fund products	10,000.00	10,000.00	10,000.00
Subscription fee for the fund products	100.00	100.00	100.00
Redemption fee for the fund products	100.00	100.00	100.00
Sales commission fee and client maintenance fee payable by AMP	100.00	100.00	100.00
Management fee and performance-based fee payable by CLP&C for the asset management for specific clients	100.00	100.00	100.00
Fees for other daily transactions	100.00	100.00	100.00

BASIS FOR THE ANNUAL CAPS

In determining the above annual caps, the Company has taken into account factors such as the estimated amount of the AMP fund products to be held by the Company, Pension Company, CLIC and CLP&C in the next three years, the frequency of subscription or redemption of the fund products, the estimated sales volume of the fund products, the estimated fees of the transactions, the type and amount of fund products expected to be issued by AMP, the estimated demand of the Company, Pension Company, CLIC and CLP&C for the fund products, the size of the entrusted assets, the expected development of the PRC insurance industry and the PRC fund market, as well as the expected business growth in the relevant years. With the continuous improvement of the product lines of AMP and further enhancement of its investment management ability, it is anticipated that the Company, Pension Company, CLIC and CLP&C will invest more insurance funds in the products of AMP in the next three years.

PRICING BASIS AND INTERNAL CONTROL PROCEDURES

Subscription and Redemption of Fund Products

For the subscription and redemption of fund products under each of the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the CLP&C Framework Agreement, the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, which is calculated by dividing the net asset value of the fund products by the total number of the fund units. The net asset value of the fund products is determined based on the China Accounting Standards for Business Enterprises and in accordance with the relevant requirements of the CSRC and the Asset Management Association of China , and taking into account the fund portfolio consisting of securities, bank deposits, receivables and other investments. The calculation of the unit net price of the fund products is set forth in the relevant fund contract and prospectus, and equally applies to all investors of the fund products. Pursuant to the relevant PRC laws and regulations, the unit net price of the fund products determined by fund managers, such as AMP, shall be reviewed and examined by the relevant fund custodian bank and publicly disclosed on the relevant fund manager’s website and the designated media of the CSRC.

In connection with the subscription and redemption of fund products, each of the Company, Pension Company, CLIC and CLP&C shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus, which is based on an average market rate. Such average market rate is calculated by referencing the subscription fees or redemption fees of fund products of a similar type in the market, as disclosed in the publicly-available fund contracts and prospectuses. Such publicly-available information is compiled by Wind Information Co., Ltd, an independent integrated financial data service provider in China, and the Group pays a fee to access the compiled information. The subscription fee and redemption fee of the fund products are set forth in the relevant fund contract and prospectus, and equally apply to all investors of the fund products. Pursuant to the relevant PRC laws and regulations, the fund contract and prospectus shall be registered with the CSRC and publicly disclosed on the fund manager’s website and the designated media of the CSRC.

Sales Agency Services, Asset Management Services and Other Daily Transactions

In determining the prices for the sales agency services, asset management services and other daily transactions contemplated under the Company Framework Agreement, the Pension Company Framework Agreement and the CLP&C Framework Agreement, as well as the prices for asset management services under the CLIC Framework Agreement, the business departments of the Group usually obtains two or more reference prices from various independent companies offering/purchasing identical or similar services/products.

In particular, the price for purchase of insurance products under other daily transactions is determined by the Company, Pension Company and CLP&C with reference to the prices of insurance products of a similar type in the market, and such price equally applies to all purchasers of the insurance products (including AMP). In addition, the rent for the leasing of office space under other daily transactions is determined by the parties with reference to the rents of similar types of office space in the surrounding area as quoted by real estate agents.

Having obtained the various reference prices, the business departments of the Group will determine the prices for the relevant transactions. Such prices will then be reported to the internal control and legal departments of the Group. The business departments will generally conduct periodic checking once a year to ascertain whether the terms of the Listco Group Transactions and the CLIC Group Transactions are comparable to those of the relevant transactions that are conducted by the Group with independent third parties and of the relevant transactions in the market from time to time. The Company considers that the methods and procedures adopted above can ensure that the prices and the terms of the Listco Group Transactions and the CLIC Group Transactions will be no less favourable than those entered into by the Group with independent third parties.

REASONS FOR AND BENEFITS OF THE LISTCO GROUP TRANSACTIONS AND THE CLIC GROUP TRANSACTIONS

The investment by the Company and Pension Company in fund products managed by AMP will be conducive to the Group’s expansion of its investment channels and the development of its investment business. The sale of AMP fund products by the Company and Pension Company will diversify the Group’s product portfolio, offer more investment alternatives for its customers, develop new businesses and broaden its income stream during its daily operations, thus achieving better investment returns for the shareholders of the Company.

The investment by CLIC and CLP&C in fund products managed by AMP will diversify the investor portfolio of AMP, and increase the scale of assets under management by AMP and the management fee income of AMP. In addition, AMP can rely on the extensive distribution network of CLP&C to promote its fund products through the sales agency services of CLP&C.

In addition, the management of assets by AMP under the entrustment of the Company, Pension Company, CLIC and CLP&C will be conducive to the consolidation of investment resources within the China Life system, and will also help AMP increase its experience in the provision of entrusted asset management services to entities outside the system. The development of AMP (an indirect non-wholly owned subsidiary of the Company) will be conducive to the overall business development of the Group, and will bring better investment returns for the shareholders of the Company.

The Directors are of the view that the Listco Group Transactions and the CLIC Group Transactions are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps of the Listco Group Transactions and the CLIC Group Transactions are fair and reasonable.

As each of Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Haifeng, Mr. Miao Jianmin, Mr. Wang Sidong and Mr. Liu Jiade may be regarded as having an interest in the Listco Group Transactions and the CLIC Group Transactions, they have abstained from voting on the resolutions in respect of the Listco Group Transactions and the CLIC Group Transactions at the meeting of the Board.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. CLP&C, held as to 60% and 40% by CLIC and the Company respectively, is an associate of CLIC, and is therefore also a connected person of the Company. As such, the CLIC Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the CLIC Group Transactions are more than 5%, the CLIC Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

AMC, a non-wholly owned subsidiary of the Company, is held as to 40% by CLIC and is therefore a connected subsidiary of the Company. AMP is a non-wholly owned subsidiary of AMC and is therefore also a connected subsidiary of the Company. As such, the Listco Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the Listco Group Transactions are more than 5%, the Listco Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Alliance Capital Partners Limited, a corporation licensed to carry out business in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto).

The Company will convene an extraordinary general meeting to seek approval from the Independent Shareholders in respect of the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto). A circular containing, among other things, the details of the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the CLP&C Framework Agreement, a letter of recommendation from the Independent Board Committee to the Independent Shareholders, and a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the shareholders on or about 11 November 2016.

In view of CLIC’s interests in the Listco Group Transactions and the CLIC Group Transactions, CLIC and its associates will abstain from voting at the extraordinary general meeting to approve the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto).

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sales of securities investment fund, and other businesses permitted by the CIRC.

Pension Company is principally engaged in group and individual pension insurance and annuity business, short-term medical insurance business, personal accident insurance, re-insurance in connection with the above insurance businesses, other fund applications permitted under the PRC laws and regulations and other businesses approved by the CIRC.

AMP, a fund management company approved by the CSRC, was established by AMC and AMP Capital on 29 October 2013 with a registered capital of RMB588 million. The business scope of AMP includes fund raising, fund sale, asset management and other businesses permitted by the CSRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements.

CLP&C is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by the CIRC.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“AMC”	(China Life Asset Management Company Limited), a company established under the laws of the PRC with limited liability, and a non-wholly owned subsidiary of the Company owned as to 60% by the Company and 40% by CLIC

“AMP”	(China Life AMP Asset Management Co., Ltd.), a company established under the laws of the PRC with limited liability, and an indirect non-wholly owned subsidiary of the Company owned as to 85.03% by AMC and 14.97% by AMP Capital

“AMP Capital”	AMP Capital Investors Limited, a company established under the laws of Australia with limited liability, and a subsidiary of AMP Limited

“AMP Limited”	AMP Limited, a company established under the laws of Australia with limited liability, whose shares are listed on the Australian Securities Exchange and the New Zealand Exchange

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of Directors of the Company

“CIRC”	China Insurance Regulatory Commission

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“CLIC Framework Agreement”	the Framework Agreement in relation to Daily Transactions on Subscription and Redemption of Fund Products and Asset Management for Specific Clients to be entered into between AMP and CLIC

“CLIC Group Transactions”	the transactions contemplated under the CLIC Framework Agreement and the CLP&C Framework Agreement

“CLP&C”	(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

“CLP&C Framework Agreement”	the Cooperation Framework Agreement to be entered into between AMP and CLP&C

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“Company Framework Agreement”	the Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds, Asset Management for Specific Clients and Other Daily Transactions to be entered into between AMP and the Company

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“CSRC”	China Securities Regulatory Commission

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	the independent board committee of the Company formed to consider the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto), comprising all Independent Non-executive Directors, namely, Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie

“Independent Shareholders”	shareholders of the Company other than CLIC and its associates

“Listco Group Transactions”	the transactions contemplated under the Company Framework Agreement and the Pension Company Framework Agreement

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Pension Company”	(China Life Pension Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of the Company owned as to 70.74% by the Company, 19.99% by AMP Life Limited (a subsidiary of AMP Limited), 4.41% by CLIC and 3.53% by AMC

“Pension Company Framework Agreement”	the Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds, Asset Management for Specific Clients and Other Daily Transactions to be entered into between AMP and Pension Company

“PRC” or “China”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 27 October 2016

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin,
Leung Oi-Sie Elsie